

September 22, 2022

Spiro Sakiris
Chief Financial Officer
GBS Inc.
WeWork c/o GBS Inc.
142 West, 57th Street , 11th Floor
New York, New York 10019

> **Re: GBS Inc.**
> **10-K for the Fiscal Year Ended June 30, 2022**
> **Filed September 22, 2022**
> **File No. 001-39825**

Dear Mr. Sakiris:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2022

Item 9A. Controls and Procedures, page 50

1.   We note your disclosure that this Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by the rules of the SEC for newly public companies. Since this is your second 10-K these transition rules no longer apply. Please amend your filing to include management's assessment of internal control and revise your Exhibit 31 certifications accordingly. We refer you to Item 308 of Regulation S-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences